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S
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SEC FILE NUMBER
8-68033

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing APR 01 2022 Washington, DC

SEC Mail Processing APR 01 2022 Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ODEON CAPITAL GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 LEXINGTON AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

AARON DORFMAN	212-257-5035	ADORFMAN@ODEONCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAICHE ENDE MALTER & CO LLP
(Name – if individual, state last, first, and middle name)

1375 BROADWAY #15	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Aaron Dorfman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Odeon Capital Group LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARK D. KNOLL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02KN6421730
Qualified in NEW YORK County
My Commission Expires 9/7/25

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	4,608,100
Due from broker		2,302,461
Commissions receivable		4,256,565
Securities owned, at fair value		32,566,233
Other assets		391,591
Right of use asset		6,950,128
Property, equipment and leasehold improvements, net		246,649
Total Assets	$	51,321,727

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased, at fair value	$	1,019,686
Accounts payable and accrued expenses		1,984,499
Commission payable		3,588,519
Stock payable		995,731
Accrued NYC unincorporated business tax		969,084
Lease liability		7,776,628
Total Liabilities		16,334,147
MEMBERS' EQUITY		34,987,580
Total Liabilities and Members' Capital	$	51,321,727

See accompanying notes and independent auditors' audit report.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1 – Nature of Business

Odeon Capital Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fuly disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 – Summary of Significant Accounting Policies

a) Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) Revenue Recognition

In ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Note 2 – Summary of Signigicant Accounting Policies (continrued)

b) Revenue Recognition (concluded)

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Investment Banking
The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter or selling group member. In a firm commitment underwriting, revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the share the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

c) Securities Transactions

Securities transactions (and the recognition of related trading income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a trade date basis.

d) Income Taxes

For federal and state income tax purposes, the Company is treated as a partnership and as such is not subject to U.S. federal and state income tax. Therefore, no provision for federal and state income tax is recorded. Instead, each member includes the Company's taxable profits or losses in its tax or information returns. The Company is subject to an entity level tax and non-resident partner taxes for certain states. The Company is also subject to the NYC unincorporated business tax. The Manager periodically evaluates tax positions that the Company has taken, expects to take or that are otherwise relevant to the Company for purposes of determining whether any relevant tax positions would "more-likely-than-not" be sustained by the applicable tax authority. Company management has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for tax years that may be open. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. Tax positions that are not deemed to meet a "more-likely-than-not" threshold, if any, are recorded as a tax expense on the accompanying consolidated statement of operations. As of December 31, 2021, the Company did not have any unrecognized tax liabilities in accordance with FASB ASC 740, Income Taxes. If the Company were required to recognize interest and penalties, if any, related to unrecognized tax benefits this would be recognized as income tax expense on the statement of operations.

Note 2 – Summary of Signigicant Accounting Policies (continued)

d) Income Taxes (concluded)

On April 19, 2021, New York State created the Pass-Through Entity Tax ("PTET) which permits Partnerships and S-Corporations to make an annual election to be taxed at the entity level at a graduated tax rate which is based on the Company's annual income. Effective for the 2021 tax year, the Company has elected to be taxed in accordance with the provisions of the PTET, which will subject the Company to a minimum tax rate of 6.85% on annual taxable income allocated to its members. The provisional tax implication of the PTET is based on currently available information and interpretations, which are continuing to evolve. Management will continue to analyze additional information and guidance related to the PTET as supplemental legislation, regulatory guidance, or technical interpretations become available. The final impacts may differ from amounts recorded for the year ended December 31, 2021. For the year ended December 31, 2021, the Company paid approximately $3,644,000 New York State PTET, which is included in distributions to owners on the accompanying statement of changes in members' equity.

e) Cash and Cash Equivalents

The Company considers demand deposited money market funds and certificates of deposit with original maturities of three months or less to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

f) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the accelerated and straight-line depreciation methods over the estimated useful lives ranging from 3 to 7 years.

g) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell and asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputes which are not observable in markets.

Note 2 – Summary of Signigicant Accounting Policies (continued)

g) Fair Market Value Measurements (concluded)

Equities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of bonds are determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP. The resulting realized and unrealized gains and losses are included in trading income on the Statement of Operations

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 8,803,274	$ 7,415,611	$ -	$ 16,218,885
Equities	$ 15,136,485	$ 1,210,863	$ -	$ 16,347,348
Total	$ 23,939,759	$ 8,626,474	$ -	$ 32,566,233

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 701,988	$ -	$ -	$ 701,988
Equities	$ 317,698	$ -	$ -	$ 317,698
Total	$ 1,019,686	$ -	$ -	$ 1,019,686

h) Credit Losses

Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified commissions receivable as impacted by the guidance.

i) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee.

Note 2 – Summary of Signigicant Accounting Policies (concluded)

i) Leases (concluded)

Since the implicit rate of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

j) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 – Commitments and Contingencies

The Company rents its primary office space pursuant to a lease agreement expiring May 31, 2029, as well as one satellite office pursuant to a lease agreement expiring January 31, 2022.

Total rent expense for the year ended December 31, 2021 was $1,302,416.

Note 3 – Commitments and Contingencies (concluded)

Future minimum lease obligations under these leases are as follows:

Year	Amount
2022	1,234,338
2023	1,251,120
2024	1,282,398
2025	1,314,458
2026	1,347,320
Thereafter	3,398,570
	9,828,204
Less Imputed Interest	(2,051,576)
	$ 7,776,628

Weighted average remaining least term:	7.5 years
Weighted average discount rate:	6.0%

The Company established a standby letter of credit that expires on May 31, 2029 in the amount of $470,314, which is collateralized by a certificate of deposit to secure the lease.

Note 4 – Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring cutomers to deposit additional collateral, or reduce positions, when necessary.

Note 5 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consists of the following at December 31, 2021:

Furniture and fixtures and machinery and equipment	$ 778,334
Capital improvements	117,521
	895,855
Less: accumulated depreciation	(649,206)
	$ 246,649

Depreciation expense charge to operations for the period ended December 31, 2021 was $53,335.

Note 6 – Related Party Transactions

Included in Other Assets is $103,000 in loans receivable from a partnership owned by the partners of the Company. The loans have no payment terms and bear no interest.

Note 7 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and the percentage of aggregate indebtedness, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had Net Capital of $15,346,787 which was $14,789,165 in excess of its required net capital of $557,622. The Company's net capital ratio was 54.50%.

Note 8 – Commitments and Contingencies

Litigation

The Company had been facing litigation in which it was named as a co-defendant. The plaintiff was seeking $1 billion in damages, disgorgement of profits, and restitution from the Company and its co-Defendants. The plaintiff claimed that the Company participated in a scheme by the plaintiff's employees to inflate the value of certain securities in the plaintff's hedge fund portfolios. The Company and the co-Defendants all made motions to dismiss the complaint at the trial court level for failure to state a cause of action and on statute of limitation grounds. The motions were denied by the trial court in April 2020. The Company and the co-Defendants then filed a joint appeal to the Appellate Division, First Department, seeking reversal of the trail court's decision. On December 10, 2020, the First Department issued a complete reversal of the trial court's decision and ordered a dismissal of the trial court action. On January 11, 2021, Plaintiff filed a motion for leave to appeal with the New York State Court of Appeals, which was denied on May 4, 2021.

The Company was not facing any potential litigation as of December 31, 2021.

COVID-19

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID -19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

Note 9 – Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2022 and March 31, 2022 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com
Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Odeon Capital Group, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Odeon Capital Group, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Odeon Capital Group, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Odeon Capital Group, LLC's management. Our responsibility is to express an opinion on Odeon Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Odeon Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Odeon Capital Group, LLC's auditor since 2021.
New York, New York
March 31, 2022